UNITED STATES

                SECURITIES AND EXCHANGE COMMISSION

                      Washington, D.C. 20549


                            FORM 12b-25       SEC File Number
                                                  333-42641

                    NOTIFICATION OF LATE FILING


For Period Ended:  December 31, 1998

(Check  one):    Form  10-K X    Form 20-F   Form 11-K   Form 10-Q
                 Form N-SAR


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Not applicable

PART I - REGISTRANT INFORMATION

                         RAM ENERGY, INC.
      (Exact name of registrant as specified in its charter)

                 5100 East Skelly Drive, Suite 650
                       Tulsa, Oklahoma  74135
              (Address of principal executive office)


PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) X

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

     (b) The subject annual report will be filed on or before the fifteenth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K could not be filed within the prescribed time period.

Due to non-receipt of certain compliance clearances from its bank, the Com-pany is unable to properly classify a portion of its indebtedness and there-fore file accurate financial statements.

In addition, complete engineering reports for the Company's oil and gas assets were received late due to volatility of year-end pricing, and verification of interests acquired during the year.

These issues could not be resolved in time to meet the required filing dead-line.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

       John M. Longmire
Senior Vice President and Treasurer
   and Chief Financial Officer
     Financial Officer                 405                606-0318
            (Name)                   (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 been filed? If answer is no, identify
report(s).    X  Yes    No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
thereof?      Yes    X  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. See below explanation.

                            SIGNATURES

RAM ENERGY, INC. has caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                         By:      JOHN M. LONGMIRE
                                  John M. Longmire
                                Senior Vice President and Treasurer and
                                Chief Financial Officer


Date:  March 30, 1999